Exhibit 4(a)(5)(2)

EXECUTION VERSION

SECOND AMENDMENT TO THE LOAN AGREEMENT (the “Amendment Agreement”) entered into as of November 29, 2012, by and among:

I.                Gruma, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized and existing under the laws of Mexico, as borrower (the “Company”), and

II.           COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., “RABOBANK NEDERLAND”, NEW YORK BRANCH (the “Lender”).

WHEREAS

I.                                        The Company and the Lender entered into that certain Loan Agreement dated as of June 15, 2011 (as amended, the “Original Loan Agreement”), whereby, the Lender thereunder agreed to make available to the Company certain extensions of credit.

II.                                   The Company has requested that the Lender agree to certain amendments to the Original Loan Agreement.

III.                              The Lender is willing, on the terms and subject to the conditions hereinafter set forth, to enter into this Amendment Agreement.

NOW THEREFORE, in consideration of the foregoing and of the terms, conditions, representations and warranties set forth herein, the parties hereby agree as follows:

SECTION 1

TERMS AND DEFINITIONS

1.01                        General Rule. All terms defined in the Original Loan Agreement and not otherwise defined herein shall have the meanings assigned to such terms in the Original Loan Agreement when used herein.

SECTION 2

AMENDMENTS

2.01 Purpose. The parties hereby agree to amend certain terms and provisions of the Original Loan Agreement, as set forth herein, as of the Effective Date, and agree that all remaining terms and provisions of the Original Loan Agreement shall remain unaltered and in full force and effect, except to the extent that such remaining terms and provisions are in conflict with or are inconsistent with the terms and provisions of this Amendment Agreement, in which case, (i) the terms and provisions of this Amendment Agreement shall supersede the terms and provisions of the Original Loan Agreement and govern the obligations of the parties, and (ii) the Original Loan Agreement shall be deemed to be further amended to the extent necessary to conform the terms and provisions thereof with the terms and provisions of this Amendment Agreement.

2.02 Addition and amendment of definitions. The following definitions are amended and/or added to Section 1.01 in alphabetical order:

“ADM” means Archers-Daniels-Midland Company and its Affiliates.

“ADM SPA” means the stock purchase agreement to be executed by and between the Company and ADM pursuant to which the Company would purchase 106,335,069 shares of the Company, 3,857,175 shares of VALORES AZTECA, 25,797 equity interests in VALORES

MUNDIALES, and 300 equity interests in CONSORCIO ANDINO from ADM.

“CONSORCIO ANDINO” means Consorcio Andino, S.L.

“Interest Period” ...

...

(d)               to the extent the Service (as defined in the LIBO Rate) does not provide a LIBO Rate for the requested period, such period shall not be available as an Interest Period hereunder.

“LIBO Rate” means, with respect to any Loan and for any Interest Period, the rate appearing on Bloomberg L.P. Page B BAM1 (Official BBA US Dollars Libor Fixings) (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Lender from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) (the “Service”) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, as the rate for dollar deposits with a maturity comparable to such Interest Period and in an amount equal or comparable to such Loan or to the applicable amount owed hereunder, as applicable, provided that any determination of LIBO Rate during a Default hereunder or under any Financing Document shall be made daily, based on the overnight offered rate appearing on Bloomberg L.P. Page B BAM1 on each such date.

“RFB HOLDINGS” means RFB Holdings de México, S.A. de C.V.

“RFB HOLDINGS SPA” means the stock purchase agreement to be executed by and between the Company and RFB Holdings pursuant to which the Company and/or any of its Subsidiaries would purchase 208,596 equity interests in VALORES MUNDIALES, and 4,000 equity interests in CONSORCIO ANDINO from RFB HOLDINGS.

“VALORES AZTECA” means Valores Azteca, S.A. de C.V.

“VALORES MUNDIALES” means Valores Mundiales, S.L.

2.03 Amendment to the definition of Applicable Margin. The definition of Applicable Margin is hereby amended in its entirety to read as follows:

“Applicable Margin” means the margin, expressed as an interest rate per annum, to be added to the LIBO Rate which shall be as set forth below according to the Maximum Leverage Ratio of the Company as of the end of the most recent Fiscal Quarter:

Maximum Leverage Ratio	Applicable Margin
Greater than or equal to 4.5	300 (three hundred) basis points
Greater than or equal to 4.0 and less than 4.5	275 (two hundred and seventy five) basis points
Greater than or equal to 3.5 and less than 4.0	250 (two hundred and fifty) basis points
Greater than or equal to 3.0 and less than 3.5	225 (two hundred and twenty five) basis points
Greater than or equal to 2.5 and less than 3.0	200 (two hundred) basis points
Greater than or equal to 2.0 and less than 2.5	175 (one hundred and seventy five) basis points
Less than 2.0	150 (one hundred and fifty) basis points

2.04 Amendment to Section 7.02 Investments. The following provision is added at the end thereof in lieu of the “.” and the word “and” is deleted from the end of subsection (h):

“; and (j) the share purchases to be contemplated in the ADM SPA and the RFB HOLDINGS SPA.”

2.05 Amendment to Section 7.04 Restricted Payments.  The phrase “was less than 3.50 to 1.00” is hereby deleted and replaced with the following phrase “does not exceed the Maximum Leverage Ratio permitted under Section 7.10”.

2.06 Amendment to Section 7.07 Transactions with Affiliates.  The following is added at the end of such provision:

“For the avoidance of doubt, the transactions contemplated in the ADM SPA and the RFB HOLDINGS SPA shall be considered to be upon fair and reasonable terms and no less favorable to the Company than are obtainable in a comparable arm’s-length transaction with a Person not an Affiliate of the Company.”

2.07 Amendment to Section 7.10 Maximum Leverage Ratio.  Section 7.10 is deleted in its entirety and replaced with the following:

“7.10 Maximum Leverage Ratio. The Company shall not permit its Maximum Leverage Ratio for any Measurement Period within the periods mentioned below, to be:

Period	Leverage Ratio
From June 15, 2011 to November 28, 2012	Greater than 3.5x to 1.00x
From November 29, 2012 to September 30, 2013	Greater than 4.75x to 1.00x
From October 1, 2013 to September 30, 2014	Greater than 4.5x to 1.00x
From October 1, 2014 to September 30, 2015	Greater than 4.0x to 1.00x
From October 1, 2015 and thereafter	Greater than 3.5x to 1.00x

2.08 Amendment of Section 8.01(k) Change of Control. Section 8.01(k) is deleted in its entirety and replaced with the following:

“(k) Change of Control. Graciela Moreno Hernández and/or the respective family members (including spouses, siblings and other lineal descendants, estates and heirs, or any trust or other investment vehicle for the primary benefit of any such Person or their respective family members or heirs) of the deceased Roberto Gonzalez Barrera and/or Graciela Moreno Hernandez, fail to elect the majority of the Board of the Directors of the Company.”

2.09 Amendment of Exhibit A. The reference to “3.50” is replaced with “                “ (blank space to be completed by the Company).

SECTION 3

CONDITIONS PRECEDENT

3.01 Conditions Precedent for Amendments. The amendments, modifications and changes agreed hereunder shall not become effective until the date on which the following conditions have been duly met (the “Effective Date”) and the Lender shall have received each of the documents described below, each of which shall be satisfactory to the Lender in form and substance:

(a) this Amendment Agreement shall have been duly executed by the Company and the Lender;

(b) the Lender shall have received reimbursement or payment of all reasonable and documented expenses required to be reimbursed or paid by the Company pursuant to Section 5.05 hereof;

(c) the Lender shall have received a certificate dated on or prior to the date of execution of this Amendment Agreement signed by a Responsible Officer of the Company, stating that:

(i) no Default or Event of Default has occurred and is continuing; and

(ii) The representations and warranties of the Company contained in the Original Loan Agreement or in any other Loan Document are true and correct in all material respects on and as of the Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects as of such earlier date; and

(iii) there has not occurred since September 30, 2012 any event or circumstance of a financial, political or economic nature in Mexico which has had or could reasonably be expected to have a Material Adverse Effect on the ability of the Company to perform its obligations under the Original Loan Agreement as amended by this Amendment Agreement.

(d) The Company has executed a valid amendment agreement with the lenders satisfactory to the Lender under: (i) that certain loan agreement, dated as of June 15, 2011, entered into by and between the Company, the several financial institutions from time to time party to such loan agreement, and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer as administrative agent for such banks; and (ii) that certain loan agreement, dated as of March 22, 2011, by and among the Company, the several financial institutions from time to time party to such loan agreement, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer as administrative agent for such banks, and BBVA SECURITIES, INC., as documentation agent for such banks.

(e) The Company has executed a valid amendment agreement satisfactory to the Lender with BANCO NACIONAL DE COMERCIO EXTERIOR, S.N.C. (“BANCOMEXT”) under that certain loan agreement, dated as of June 16, 2011, entered into by and between the Company and BANCOMEXT, on similar terms and conditions, where applicable, to those contained in this Amendment Agreement.

(f)                                   The Lender shall have received new Notes duly executed by the Company with the new Applicable Margin.

SECTION 4

REPRESENTATIONS AND WARRANTIES, COVENANTS AND FEES

4.01 Additional Representations and Warranties. The Company hereby represents and warrants to the Lender that:

(a) The Company is a sociedad anónima bursátil de capital variable duly organized and validly existing under the laws of Mexico; and the Company and each of its Subsidiaries:

(i) is duly organized and validly existing under the laws of its jurisdiction of formation;

(ii) has all requisite corporate power and authority and all requisite governmental licenses, authorizations, consents and approvals to (1) conduct its business and to own its Properties except to the extent that the failure to obtain any such governmental license, authorization, consent or approval could not reasonably be expected to have a Material Adverse Effect and (2) (with respect to the Company only) to execute, deliver and perform all of its obligations under this Amendment Agreement; and

(iii) is in compliance with all Requirements of Law, except to the extent that the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

(b) The execution and delivery of, and performance by the Company under this Amendment Agreement have been duly authorized by all necessary corporate action, and do not and will not:

(i) contravene the terms of the Company’s acta constitutiva or estatutos sociales in effect,

(ii) conflict with or result in any breach, violation or contravention of, or the creation of any Lien under, or give rise to any right to accelerate or require prepayment, repurchase or redemption of any obligation under or constitute a default in respect of (1) any document evidencing any material Contractual Obligation to which the Company is a party or (2) any order, injunction, writ or decree of any Governmental Authority to which the Company or its Property is subject; or (3) violate or contravene any Requirement of Law.

(c) This Amendment Agreement has been duly executed and delivered by the Company. This Amendment Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, concurso mercantil, quiebra, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (regardless of whether enforcement thereof is sought in a proceeding at law or in equity).

SECTION 5

MISCELLANEOUS

5.01 Effectiveness. The Original Loan Agreement, as specifically amended by this Amendment Agreement, shall remain in full force and effect and is hereby ratified and confirmed.

The execution, delivery and performance of this Amendment Agreement shall not constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Lender under the Original Loan Agreement.

This Amendment Agreement shall be construed in conjunction and as one with the Original Loan Agreement, and the Original Loan Agreement shall, where the context requires, be read and construed throughout so as to incorporate this Amendment Agreement.

5.02 Execution in Counterparts. This Amendment Agreement may be executed in any number of counterparts, and by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts taken together shall constitute but one and the same instrument.

5.03 Headings. Chapter and section headings in this Amendment Agreement are included for convenience of reference only and shall not constitute a part of this Amendment Agreement for any other purpose or be given any substantive effect.

5.04 Severability. If any provision contained in or obligation under this Amendment Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

5.05 Costs and Expenses. The Company shall pay all reasonable and documented expenses (including reasonable and documented Attorney Costs) incurred by the Lender in connection with the preparation and execution of this Amendment Agreement and the other related documents, up to an amount that shall not exceed US$10,000.00 (Ten Thousand Dollars US/Cy). All amounts due under this Section shall be payable on or prior to Effective Date.

5.06 Governing Law; Jurisdiction. This Amendment Agreement shall be subject to the applicable governing law and jurisdiction provided in the Original Loan Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed by their respective duly authorized representatives as of the day and year first written above.

[SIGNATURE PAGE FOLLOWS]

THE COMPANY

GRUMA, S.A.B. DE C.V.

/s/ Raul Cavazos Morales	/s/ Rodrigo Martinez Villarreal
By: Raul Cavazos Morales	By: Rodrigo Martinez Villarreal
Title: Chief Treasury Officer	Title: International Legal Vice-president

THE LENDER

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.,

“RABOBANK NEDERLAND”, NEW YORK BRANCH

/s/ Anthony Liang	/s/ Brett Delfino
By: Anthony Liang	By: Brett Delfino
Title: Managing Director	Title: Executive Director